(212) 318-6065
michaelchernick@paulhastings.com

August 19, 2005	39583.00010
VIA EDGAR AND OVERNIGHT MAIL
Mr. Jay Mumford
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DDi Corp. Registration Statement on Form S-3 (File No. 333-125345) (the “Registration Statement”)
Dear Mr. Riedler:
     On Friday, August 19, 2005, DDi Corp. (the “Company”) filed with the Securities and Exchange Commission Amendment No. 2 to a Registration Statement on Form S-3, together with all of the Exhibits thereto, via EDGAR. Enclosed please find the Company’s acceleration request letter by which the Company requests that the Registration Statement be declared effective as of 11:00 A.M. (Eastern time) on August 23, 2005.
     If you anticipate any problems in connection with the Company’s request to accelerate effectiveness of the Registration Statement, please call Jon Tyras at (212) 318-6662 or me at (212) 318-6065.
Very truly yours,
/s/ Michael Chernick
Michael Chernick
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Attachments

August 19, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	DDi Corp. Pre-Effective Amendment No. 2 to Form S-3 (File No. 333-125345)(the “Registration Statement”)
Ladies and Gentlemen:
     In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DDi Corp. (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement to 11:00 A.M. (Eastern time) on August 23, 2005 or as soon thereafter as practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the rights and the Common Stock covered by the Registration Statement.
     The Company hereby acknowledges that should you or your staff, acting pursuant to delegated authority, declare the Registration Statement effective, it neither forecloses you from taking action with respect to the Registration Statement nor relieves the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. In addition, should you or your staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Company hereby acknowledges that it may not assert this action as a defense in any proceeding initiated by you or any person under the federal securities laws of the United States.
     It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Michael Chernick by telephone at (212)318-6065.

Very truly yours,

Timothy J. Donnelly
Vice President, General Counsel & Secretary

Timothy J. Donnelly — Vice President, General Counsel & Secretary — tdonnelly@ddiglobal.com
DDi Corp. — 1220 Simon Circle, Anaheim, CA 92806 — ph 714.688.7206 — fax 714.688.7644